UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NRG YIELD, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

62942 X 306 (Class A common stock)

62942 X 405 (Class C common stock)

(CUSIP Number)

David R. Hill

NRG Energy, Inc.

804 Carnegie Center

Princeton, New Jersey 08540

(609) 524-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62942 X 306 (Class A common stock); 62942 X 405 (Class C common stock)

1	Name of Reporting Persons: NRG Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	8	Shared Voting Power 0

	9	Sole Dispositive Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 55.3% of Class A common stock; 39.8% of Class C common stock

14	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2013, by NRG Energy, Inc. (the “Reporting Person”), as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on February 10, 2015 and as further amended by the Schedule 13D/A filed with the Securities and Exchange Commission on May 14, 2015. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.         Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment relates to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of NRG Yield, Inc., a Delaware corporation (the “Issuer”). The principal offices of the Issuer are located at 804 Carnegie Center, Princeton, New Jersey 08540.

Item 2.         Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Amendment is being filed by NRG Energy, Inc., a Delaware corporation (the “Reporting Person”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Reporting Person as of the date of the filing of the Amendment.

The Reporting Person is principally engaged in the business of the ownership and operation of power generation facilities and the supply of energy and related services. The address of the principal executive offices of the Reporting Person is 804 Carnegie Center, Princeton, New Jersey 08540.

The principal business of Messrs. Gutierrez, Andrews, Callen, Chillemi, Hill and Moser, and Ms. Killinger, is to serve as executive officers of the Reporting Person, in the positions set forth on Schedule A hereto. The principal business of each of the other persons set forth on Schedule A hereto is set forth below:

•                                          Mr. Abraham — Chairman and Chief Executive Officer of The Abraham Group and a director of the Reporting Person;

•                                          Mr. Caldwell — Senior Pastor at the Windsor Village United Methodist Church in Houston, Texas, a member of the Board of Trustees of Baylor College of Medicine and a director of the Reporting Person;

•                                          Mr. Coben — Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC, a director of Freshpet, Inc., Executive Director of the Sustainable Preservation Initiative, Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology, Chairman of the Reporting Person’s board of directors and a director of the Reporting Person;

•                                          Messrs. Dallas, Silverstein and Young — Director of the Reporting Person;

•                                          Mr. Hantke — Director of PBF Energy Inc. and a director of the Reporting Person;

•                                          Mr. Hobby — Managing Partner of Genesis Park, L.P., Chairman of Texas Monthly and a director of the Reporting Person;

•                                          Ms. Schaumburg — Director of Brookfield Infrastructure Partners L.P. and a director of the Reporting Person;

•                                          Mr. Smitherman — Energy industry consultant and senior advisor, an adjunct professor of Energy Law at The University of Texas School of Law and a director of the Reporting Person;

•                                          Mr. Weidemeyer — Director of The Goodyear Tire & Rubber Co., Waste Management, Inc. and Amsted Industries Incorporated and a director of the Reporting Person; and

•                                          Mr. Wilder — Executive Chairman and a member of the Investment Committees of Bluescape Resources Company, Parallel Resource Partners and Bluescape Energy Partners, Executive Chairman and director of Exco Resources, Inc., member of the advisory boards of the McCombs School of Business at the University of Texas at Austin and the A.B. Freeman School of Business at Tulane University, Trustee of Texas Health Resources and a director of the Reporting Person.

During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 4.         Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

All of the Class B Units (and beneficial ownership of Class A Common Stock reported herein) and Class D Units (and beneficial ownership of Class C Common Stock reported herein) were acquired for investment purposes.

Except as otherwise described in this Amendment, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A to this Amendment, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Purchase and Sale Agreement

On February 6, 2018, the Reporting Person entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with NRG Repowering Holdings LLC, a wholly owned subsidiary of the Reporting Person (“Repowering,” and together with the Reporting Person, the “NRG Parties”), and GIP III Zephyr Acquisition Partners, a subsidiary of Global Infrastructure Management LLC (“GIP”), pursuant to which the NRG Parties have agreed to sell to GIP one hundred percent (100%) of the outstanding membership interests of Zephyr Renewables LLC (the “Company”), a wholly owned subsidiary of Repowering (such sale, the “Transaction”).

Prior to the Closing, the Company will own (i) one hundred percent (100%) of the Class B shares and one hundred percent (100%) of the Class D shares of the Issuer and (ii) one hundred percent (100%) of the Class B Units and one hundred percent (100%) of the Class D Units of NRG Yield LLC (“NYLD LLC”). As a result, following the consummation of the Transaction, the Reporting Person will no longer beneficially own any shares of Class A Common Stock or Class C Common Stock.

Subject to the terms and conditions of the Purchase Agreement, GIP has agreed to acquire all of the outstanding membership interests of the Company for an aggregate base purchase price, payable in United States funds, of approximately one billion three hundred seventy five million dollars ($1,375,000,000), subject to adjustments for cash deposits made by the NRG Parties into certain Company bank accounts to meet obligations set forth in the Company’s 2018 business plan, a potential transaction between a subsidiary of the Company and an unrelated third party, and required contribution amounts to be made prior to consummation of the Transaction in respect of certain solar and wind projects.

The Purchase Agreement contains customary representations and warranties of each of the NRG Parties and GIP.  The representations and warranties of each party set forth in the Purchase Agreement have been made solely for the benefit of the other parties to the Purchase Agreement, and such representations and warranties should not be relied on by any other person.

Between the date of the Purchase Agreement and the consummation of the Transaction (the “Closing”), subject to certain exceptions, the NRG Parties have agreed to operate the Company and its subsidiaries in the ordinary course of business and good industry practice and to use commercially reasonable efforts to preserve, maintain and protect the assets and business of the Company and its subsidiaries (including the Issuer, NYLD LLC, and their respective subsidiaries), which actions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Transaction is subject to various conditions to Closing, including: (a) the accuracy of the representations and warranties of each party at the time of Closing, (b) compliance in all material respects by each party with its covenants, (c) the absence of any law or order prohibiting the Closing, (d) certain contractual consents having been obtained, (e) receipt of certain regulatory approvals, as necessary (including HSR and FERC authorizations), (f) all conditions to NYLD’s consent to the Transaction set forth in the Consent and Indemnity Agreement (described below) having been satisfied and such consent and the Consent and Indemnity Agreement having been in full force and effect, (g) all NYLD board and committee approvals to the Transaction having been in full force and effect, and (h) the absence of a material adverse effect with respect to the Company or its subsidiaries (including the Issuer, NYLD LLC, and their respective subsidiaries), as well as other customary closing conditions.  The Transaction is expected to close in the second half of 2018.

In connection with the closing of the Transaction, the NRG Parties and GIP will enter in to certain additional ancillary agreements, including a transition services agreement, a right of first offer agreement, and certain assignment agreements related to leased real property, an exchange agreement, and a registration rights agreement. Simultaneously with the execution and delivery of the Purchase Agreement, the NRG Parties, GIP, the Issuer, and NRG Yield Operating LLC also entered into a Consent and Indemnity Agreement.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The ownership percentages below are based on 77,325,000 shares of Class A common stock outstanding and 107,455,837 shares of Class C Common Stock outstanding as of February 6, 2018 (after giving effect to the exchange of 42,738,750 Class B Units outstanding as of such date, into an equivalent number of shares of Class A Common Stock, and the exchange of 42,738,750 Class D Units outstanding as of such date, into an equivalent number of shares of Class C Common Stock).

(a) The Reporting Person directly owns 42,738,750 Class B Units and 42,738,750 Class D Units. As a result of the Amended Exchange Agreement, the Class B Units are exchangeable for shares of Class A Common Stock of the Issuer, and the Class D Units are exchangeable for shares of Class C Common Stock of the Issuer. The Class B Units held by the Reporting Person represent 55.3% of the total number of shares of Class A Common Stock outstanding, and the Class D Units held by the Reporting Person represent 39.8% of the total number of shares of Class C Common Stock outstanding.

The following executive officers of the Reporting Person beneficially own the specified number of shares of Class A Common Stock and Class C Common Stock as of the date of this Amendment: (i) Mr. Mauricio Gutierrez, the President and Chief Executive Officer of the Reporting Person and Chairman of the Issuer, beneficially owns 6,000 shares of Class A Common Stock and 6,000 shares of Class C Common Stock; (ii) Mr. Kirkland Andrews, the Executive Vice President and Chief Financial Officer of the Reporting Person and a director of the Issuer, beneficially owns 5,000 shares of Class A Common Stock and 5,000 shares of Class C Common Stock; (iii) Mr. David Callen, the Senior Vice President and Chief Accounting Officer of the Reporting Person and the Vice President and Accounting Officer of the Issuer, beneficially owns no shares of Class A Common Stock and 310 shares of Class C Common Stock; (iv) Mr. John Chillemi, the Executive Vice President, National Business Development of the Reporting Person and a director of the Issuer, does not beneficially own any shares of Class A Common Stock or Class C Common Stock; (v) Mr. David Hill, the Executive Vice President and General Counsel of the Reporting Person and the Issuer, beneficially owns 3,500 shares of Class A Common Stock and 2,500 shares of Class C Common Stock; (vi) Ms. Elizabeth Killinger, the Executive Vice President and President, NRG Retail of the Reporting Person, beneficially owns 300 shares of Class A Common Stock and 300 shares of Class C Common Stock; (vii) Christopher Moser, the Executive Vice President, Operations of the Reporting Person, beneficially owns 1,000 shares of Class A Common Stock and 1,000 shares of Class C Common Stock.  The Class A Common Stock held by the executive officers of the Reporting Person represents less than 1% of the total number of shares of Class A Common Stock outstanding, and the Class C Common Stock held by the executive offers of the Reporting Person represents less than 1% of the total number of shares of Class C Common Stock outstanding.

The following directors of the Reporting Person beneficially own the specified number of shares of Class A Common Stock and Class C Common Stock as of the date of this Amendment: (i) Mr. Paul Hobby beneficially owns 3,000 shares of Class A Common Stock and 3,000 shares of Class C Common Stock; and (ii) Ms. Anne Schaumburg beneficially owns 2,500 shares of Class A Common Stock and 2,500 shares of Class C Common Stock. The Class A Common Stock held by directors of the Reporting Person represents less than 1% of the total number of Class A Common Stock outstanding, and the Class C Common Stock held by directors of the Reporting Person represents less than 1% of the total number of shares of Class C Common Stock outstanding.

(b) The Reporting Person and the individuals named above each have the sole power to vote and dispose of the shares of the Class A Common Stock and Class C Common Stock that each such person beneficially owns.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the individuals named in Schedule A to this Amendment has effected a transaction in any class of the Issuer’s common stock during the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

The Reporting Person directly holds 42,738,750 shares of Class B common stock (“Class B Common Stock”) of the Issuer and 42,738,750 shares of Class D common stock (“Class D Common Stock”) of the Issuer. Each share of Class B Common Stock entitles the holder to one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class B Common Stock are entitled to vote. Each share of Class D Common Stock entitles the holder to 1/100th of one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class D Common Stock are entitled to vote. The executive officers and directors of the Reporting Person directly hold 21,300 shares of Class A Common Stock in the aggregate and may be deemed to beneficially own 21,300 shares of Class A Common Stock in the aggregate, and 20,610 shares of Class C Common Stock in the aggregate and may be deemed to beneficially own 20,610 shares of Class C Common Stock in the aggregate. Each share of Class A Common Stock entitles the holder to one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class A Common Stock are entitled to vote. Each share of Class C Common Stock entitles the holder to 1/100th of one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class C Common Stock are entitled to vote. Except in respect of matters relating to the election and removal of directors on the Issuer’s board of directors and as otherwise provided in the Issuer’s restated certificate of incorporation or required by law, all matters to be voted on by holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class D Common Stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

PURCHASE AND SALE AGREEMENT

The information set forth under Item 4 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2018

NRG ENERGY, INC.

By:	/s/ Brian Curci
Name:	Brian Curci
Title:	Corporate Secretary

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF NRG ENERGY, INC.

The name of each of the executive officers and directors of NRG Energy, Inc. is set forth below.  Unless otherwise indicated, the business address of each of the executive officers and directors is 804 Carnegie Center, Princeton, New Jersey 08540.  Unless otherwise indicated, each executive officer and each director of NRG Energy, Inc. is a citizen of the United States.

Mauricio Gutierrez	President and Chief Executive Officer; Director
Kirkland Andrews	Executive Vice President and Chief Financial Officer
David Callen	Senior Vice President and Chief Accounting Officer
John Chillemi	Executive Vice President, National Business Development
David R. Hill	Executive Vice President and General Counsel
Elizabeth Killinger	Executive Vice President and President, NRG Retail
Christopher Moser	Executive Vice President, Operations
E. Spencer Abraham	Director
Kirbyjon H. Caldwell	Director
Lawrence S. Coben	Director and Chairman
Terry G. Dallas	Director
William E. Hantke	Director
Paul W. Hobby	Director
Anne C. Schaumburg	Director
Evan J. Silverstein	Director
Barry T. Smitherman	Director
Thomas H. Weidemeyer	Director
C. John Wilder	Director
Walter R. Young	Director